SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 0-12672
                           NOTIFICATION OF LATE FILING

(Check One):      [_] Form 10-K     [_] Form 11-K     [X] Form 20-F
                  [_] Form 10-Q     [_] Form N-SAR

            For Period Ended: December 31, 2003

      [_] Transition Report on Form 10-K
      [_] Transition Report on Form 20-F
      [_] Transition Report on Form 11-K
      [_] Transition Report on Form 10-Q
      [_] Transition Report on Form N-SAR
          For the Transition Period Ended:  _________________________
      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

ECI Telecom Ltd.
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Full Name of Registrant

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Former Name if Applicable

30 Hasivim Street
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Address of Principal Executive Office (Street and Number)

Petah Tikva 49133, Israel
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City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]     (a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)       The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]     (c)       The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The registrant's annual report for the fiscal year ended December 31, 2003 on Form 20-F, required to be filed with the Securities and Exchange Commission no later than June 30, 2004, could not be ready for filing by that date without unreasonable effort or expense. The reason for this delay is that BDO Seidman LLP, the independent auditor of ECI Telecom, Inc., one of the registrant's subsidiaries, could not complete its procedures and is therefore unable to authorize the registrant to incorporate the required opinion on the financial statements of ECI Telecom, Inc. into the Form 20-F. See also Attachment A hereto.

                                     PART IV
                                OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification
      Giora Bitan         + 972 (3)              926-6555
        (Name)           (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X] Yes     [] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [ ] Yes     [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                ECI Telecom Ltd.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2004                          By: /s/ Giora Bitan
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                                                Name:  Giora Bitan
                                                Title: Chief Financial Officer

(Form 12b-25-07/98)

                                  Attachment A






June 30, 2004

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of ECI Telecom, Inc., a subsidiary of ECI Telecom Ltd. (the "Registrant"). The Registrant has stated in Part II of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 20-F for the year ended December 31, 2003 because our Firm has not yet completed our procedures to enable the Registrant to incorporate our opinion on the financial statements of ECI Telecom, Inc. into the Form 20-F.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our procedures for a timely filing because the required information was not available to us on a timely basis and, as a result, we have not yet had sufficient time to complete the procedures that we consider necessary in the circumstances.

Very truly yours,

/s/ BDO Seidman LLP